UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

WORLD WRESTLING ENTERTAINMENT, INC.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

98156Q108

(CUSIP Number)

Vincent K. McMahon

World Wrestling Entertainment, Inc.

1241 E. Main Street

Stamford, Connecticut 06902

(203) 352-8600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 98156Q108

1	NAMES OF REPORTING PERSONS Vincent K. McMahon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,752,105
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 28,752,105
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,752,105
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.6%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*

Based on an assumed conversion of all of the shares of the Issuer’s Class B Common Stock to which this Amendment No. 5 to Schedule 13D relates into Class A Common Stock (see Item 5 in Amendment No. 3 (as defined below)).

This Amendment No. 5 (“Amendment No. 5”) is filed by the Reporting Person and amends the Reporting Person’s Schedule 13D filed on January 17, 2023 (“Amendment No. 4”) and the Reporting Person’s Schedule 13D filed on January 6, 2023 (“Amendment No. 3”). Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the previous amendments to or the original filing of the Reporting Person’s Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of Amendment No. 4 is hereby amended and supplemented as follows:

On April 2, 2023, the Issuer entered into a Transaction Agreement (the “Transaction Agreement”), by and among the Issuer, Endeavor Group Holdings, Inc., a Delaware corporation (“EDR”), Endeavor Operating Company, LLC, a Delaware limited liability company and subsidiary of EDR (“EDR OpCo”), Zuffa Parent, LLC, a Delaware limited liability company and a subsidiary of EDR (“HoldCo”), New Whale Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer (“New PubCo”), and Whale Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of New PubCo (“Merger Sub”), pursuant to which, among other things, the Issuer and EDR agreed to combine the businesses of the Issuer and HoldCo, which owns and operates the Ultimate Fighting Championship (“UFC”). All defined terms used in this summary of the Transaction Agreement that are not otherwise defined herein, have the meanings ascribed to such terms in the Transaction Agreement.

Pursuant to the Transaction Agreement, among other things, and subject to the satisfaction or waiver of the conditions set forth therein, (i) the Issuer will undertake certain internal restructuring steps as further described in the Transaction Agreement (collectively, the “Pre-Closing Reorganization”); (ii) following the Pre-Closing Reorganization, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger (the “Surviving Entity”) and becoming a direct wholly owned subsidiary of New PubCo – as a result of the Merger (x) each outstanding share of Class A Common Stock and (y) each outstanding share of Class B Common Stock that is outstanding immediately prior to the effective time of the Merger (the “Effective Time”), but excluding any Cancelled WWE Shares, will, in each case, be converted automatically into the right to receive one share of New PubCo Class A common stock, par value $0.00001 per share (the “New PubCo Class A Common Stock”); (iii) immediately following the Merger, New PubCo will cause the Surviving Entity to be converted into a Delaware limited liability company (“WWE LLC”) and New PubCo will become the sole managing member of WWE LLC (the “Conversion”); and (iv) following the Conversion, New PubCo will (x) contribute all of the equity interests of WWE LLC to HoldCo in exchange for 49% of the membership interests in HoldCo on a fully-diluted basis (as further described in the Transaction Agreement), and (y) issue to EDR OpCo and certain other existing owners of HoldCo equity a number of shares of New PubCo Class B common stock, par value $0.00001 per share (the “New PubCo Class B Common Stock”) representing, in the aggregate, 51% of the total voting power of New PubCo stock on a fully-diluted basis, in exchange for a payment equal to the par value of such New PubCo Class B Common Stock, in each case of the foregoing clauses (i) through (iv), on the terms and subject to the conditions set forth in the Transaction Agreement (the transactions described in the foregoing, collectively, the “Transactions”).

At the Effective Time, (i) each award of the Issuer’s Restricted Stock Units (including, for the avoidance of doubt, any dividend equivalent rights granted with respect to each award of the Issuer’s Restricted Stock Units) outstanding immediately prior to the Effective Time will be converted into an award of restricted stock units, on the same terms and conditions as were applicable under the award of the Issuer’s Restricted Stock Units immediately prior to the Effective Time (including any provisions for acceleration), with respect to a number of shares of New PubCo Class A Common Stock equal to the number of shares of Class A Common Stock subject to such award of the Issuer’s Restricted Stock Units, and (ii) each award of the Issuer’s Performance Stock Units (including, for the avoidance of doubt, any dividend equivalent rights granted with respect to each award of the Issuer’s Performance Stock Units) outstanding immediately prior to the Effective Time will be converted into an award of performance stock units, on the same terms and conditions as were applicable under the award of the Issuer’s Performance Stock Units immediately prior to the Effective Time (including any provisions for acceleration), with respect to a number of shares of New PubCo Class A Common Stock equal to the number of shares of Class A Common Stock subject to such award of the Issuer’s Performance Stock Units; provided, however, that the applicable performance-vesting conditions will be equitably adjusted, including prior to the closing of the Transactions (the “Closing”) by the WWE Compensation Committee, to take into account the effects, if any, of the Merger and the Conversion.

Pursuant to the Transaction Agreement, the Issuer agreed to use its reasonable best efforts to cause the New PubCo Class A Common Stock to be registered pursuant to Section 12(b) of the Act and approved for listing on the New York Stock Exchange, subject to official notice of issuance, and have reserved the ticker “TKO”. Upon Closing, among other things, EDR and its subsidiaries and certain other existing owners of HoldCo equity will own collectively 51% of the fully-diluted voting power of New PubCo and 51% of the fully-diluted economic ownership in HoldCo, with stockholders of the Issuer effectively owning 49% of the fully-diluted economic ownership in HoldCo, 49% of the fully-diluted voting ownership of New PubCo and 100% of the fully-diluted economic ownership of New PubCo.

New PubCo Board of Directors and Leadership Team

New PubCo is expected to be led by Ariel Emanuel (Chief Executive Officer), who is expected to also continue in his role as Chief Executive Officer of EDR; the Reporting Person, who is expected to serve as Executive Chair of the Board; Mark Shapiro (President and Chief Operating Officer), who is expected to also continue in his role as President and as Chief Operating Officer of EDR; Andrew Schleimer (Chief Financial Officer), who is expected to also continue in his role as Deputy Chief Financial Officer of EDR; and Seth Krauss (Chief Legal Officer), who is expected to also continue in his role as Chief Legal Officer of EDR. Dana White is expected to continue in his role as President of UFC, and Nick Khan is expected to serve as the President of the Issuer. The board of directors of New PubCo following the Closing (the “Board”) will consist of eleven (11) members who will be determined at a later date, five (5) of whom will be appointed by the Issuer (the “WWE-Nominated Directors”) and six (6) of whom will be appointed by EDR. The Reporting Person is expected to serve as the Executive Chair of the Board.

Representations and Warranties and Covenants

The Transaction Agreement contains customary representations, warranties and covenants of the parties thereto. From the date of the Transaction Agreement until the earlier of the Effective Time and the termination of the Transaction Agreement in accordance with its terms, the Issuer and EDR (in respect of HoldCo and its Subsidiaries) have each agreed to certain covenants, including covenants regarding the operation of business. The Issuer has also agreed to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals.

Closing Conditions

The Transactions are expected to close in the second half of 2023, subject to the satisfaction or waiver of certain customary conditions, including, among others, (i) the affirmative vote of holders with a majority of the voting power of the Class A Common Stock and Class B Common Stock (together, the “Common Stock”) in favor of adopting the Transaction Agreement in the form attached to the Transaction Agreement (the “Written Consent”) (which was satisfied on April 2, 2023 upon the delivery of the Written Consent by the Reporting Person); (ii) the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) obtaining other applicable regulatory approvals; (iv) the absence of any order or legal requirement that enjoins, restrains or otherwise prevents the consummation of the Transactions; (v) the effectiveness of New PubCo’s registration statement on Form S-4 to be prepared and filed with the the U.S. Securities and Exchange Commission (“SEC”) by the Issuer, and the absence of any stop order or other proceeding that suspends or otherwise threatens such effectiveness; (vi) the registration, and the authorization for listing on the New York Stock Exchange, of New PubCo Class A Common Stock; (vii) the mailing of the information statement contemplated by Rule 14c-2 of the Act by the Issuer to the stockholders of the Issuer, and the lapse of at least twenty (20) calendar days from the date of completion of such mailing; (viii) the consummation of the Pre-Closing Reorganization; (ix) delivery by each of EDR and the Issuer of certain required audited financial statements of HoldCo, and the operating level of operating income reflected in such financial statements to be no less than 92.5% of the operating income reflected in the HoldCo Financial Statements for the fiscal year ended December 31, 2022 (excluding the impact of stock-based compensation expense); (x) delivery by each of the Issuer and EDR to the other party duly executed counterparts of the applicable ancillary agreements required to be delivered at the Closing; and (xi) customary conditions regarding the accuracy of the representations and warranties and material compliance by the parties with their respective obligations under the Transaction Agreement. The consummation of the Transactions is not subject to a financing condition.

The Transaction Agreement contemplates that at the Effective Time, the certificate of incorporation and the bylaws of New PubCo will each be amended and restated, and prior to or at the Closing, EDR and New PubCo will enter into a governance agreement, pursuant to which, among other things, (i) nomination of certain directors to the Board will be decided by and/or require approval of the Reporting Person and/or a majority of the WWE-Nominated Directors, subject to certain fall-away conditions, (ii) approval of the Reporting Person (or vote of the majority of the WWE-Nominated Directors if the Reporting Person is no longer Executive Chairman of the Board or on the Board), and certain other Board approvals, will be required for certain limited business decisions, subject to certain fall-away conditions, and (iii) EDR will agree to vote in favor of the election to the Board of nominees made pursuant to the Governance Agreement in accordance with the certificate of incorporation and bylaws of New PubCo. Additionally, the Transaction Agreement also contemplates that (1) EDR, New PubCo and HoldCo will enter into an amended and restated limited liability company agreement of HoldCo at the Closing, pursuant to which, among other things, EDR will have conversion rights customary in an umbrella partnership C corporation structure to convert common units in HoldCo (along with corresponding shares of New PubCo Class B Common Stock) into Class A common shares of New PubCo stock or cash, subject to certain limitations; (2) EDR, New PubCo and the Reporting Person will enter into a registration rights agreement at the Closing, pursuant to which, among other things, each of EDR and the Reporting Person will be entitled to the same customary demand rights, the same customary “piggy-back” rights (subject to customary cutbacks) and right to add selling shareholders to the registration statement; (3) EDR and certain of its affiliates, on the one hand, and the Issuer and its subsidiaries, on the other hand, will enter into certain services agreements at the Closing, pursuant to which the Issuer and EDR will agree to provide each other a limited set of services following the Closing, and (4) New PubCo will adopt certain cash management policy at or following the Closing to address cash distributions received by New PubCo in excess of tax obligations, and pursuant to which New PubCo will loan excess cash to HoldCo if needed by HoldCo.

Termination

The Transaction Agreement includes customary termination provisions for both the Issuer and EDR, whereby the parties may terminate the Transaction Agreement (i) by mutual written consent, (ii) following a permanent legal prohibition on consummating the Transactions, (iii) if the Effective Time has not occurred on or before January 2, 2024, subject to an extension of three (3) months on up to two (2) occasions if certain regulatory approvals have not been obtained (as may be so extended, the “End Date”), and (iv) following a breach by the other party of certain representations and warranties or covenants, subject to cure rights. Additionally, pursuant to the terms of the Transaction Agreement, (x) the Issuer may terminate if EDR fails to deliver certain required HoldCo financial statements or satisfy the requisite operating income; and (y) EDR may terminate if the Board has taken any action that, among other things, adversely affects its recommendation that the Issuer’s stockholders adopt the Transaction Agreement (an “Adverse Recommendation Change”).

If EDR terminates the Transaction Agreement after the Board makes an Adverse Recommendation Change, the Issuer will be required to pay to EDR OpCo (or its designee) a termination fee of $270 million. If EDR had terminated the Transaction Agreement because the Written Consent had not been delivered within time period set forth in the Transaction Agreement, the Issuer would have been required to pay to EDR OpCo (or its designee) a termination fee of $90 million.

The foregoing description of the Transaction Agreement is not complete and is qualified in its entirety by reference to the Transaction Agreement, a copy of which is attached as Exhibit 1 hereto and incorporated herein by reference. The Transaction Agreement and the foregoing description of such agreement have been included to provide investors and stockholders with information regarding the terms of such agreement. The assertions embodied in the representations and warranties contained in the Transaction Agreement are qualified by information in confidential disclosure schedules delivered by the parties in connection with the signing of the Transaction Agreement. Moreover, certain representations and warranties in the Transaction Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Transaction Agreement. Accordingly, the representations and warranties in the Transaction Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Issuer and EDR (or HoldCo) at the time they were made and investors should consider the information in the Transaction Agreement in conjunction with the entirety of the factual disclosure about the Issuer and EDR in their respective public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Transaction Agreement, which subsequent information may or may not be fully reflected in the Issuer’s or EDR’s public disclosures.

The Transaction Agreement has been attached as an exhibit to Amendment No. 5 for informational purposes only. It is not intended to provide any other information about the Issuer, EDR or their respective subsidiaries and affiliates or to modify or supplement any factual disclosures the Issuer or EDR in their respective public reports filed with the SEC. The representations, warranties and covenants contained in the Transaction Agreement were made only for purposes of such agreement and as of specific dates, are solely for the benefit of the parties to the Transaction Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Transaction Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors or to the Issuer’s SEC filings. Investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts or condition of EDR the Issuer or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Transaction Agreement, which subsequent information may or may not be fully reflected in public disclosures by EDR, the Issuer or their respective subsidiaries or affiliates.

Stockholder Agreement

Concurrently with the execution of the Transaction Agreement, on April 2, 2023, EDR and the Reporting Person entered into a stockholders agreement (the “Stockholder Agreement”), pursuant to which, among other things and subject to certain exceptions set forth therein, the Reporting Person agreed to (i) refrain from transferring shares of his Common Stock prior to the date the Stockholder Agreement is terminated in accordance with its terms; (ii) provide customary assistance in respect of any required regulatory filings and comply with the “clear skies” provision of the Transaction Agreement; and (iii) following the Closing, provide EDR with a right of first offer in respect of certain transfers of its interest in New PubCo post-Closing (subject to certain permitted transfer and fallaway rights).

The foregoing description of the Stockholder Agreement is not complete and is qualified in its entirety by reference to the Stockholder Agreement, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5(a) of Amendment No. 3 is hereby amended and restated as follows:

(a) According to information provided by the Issuer in its Annual Report on Form 10-K filed with the SEC on March 2, 2023, as of January 31, 2023 there were 43,347,119 shares of Class A Common Stock issued and outstanding, and 31,099,011 shares of Class B Common Stock issued and outstanding. The Reporting Person may be deemed the beneficial owner for purposes of Section 13(d) of the Act of (i) 28,682,948 shares of Class B Common Stock, which may be converted at any time on a one-for-one basis into 28,682,948 shares of Class A Common Stock and (ii) 69,157 shares of Class A Common Stock. The 28,682,948 shares of Class B Common Stock represent approximately 92.2% of the total Class B Common Stock issued and outstanding as of the date hereof. On an as-converted basis, the 28,752,105 shares of Class A Common Stock and Class B Common Stock represent approximately 38.6% of the total Class A Common Stock issued and outstanding as of the date hereof (assuming conversion of all of the shares of the Issuer’s Class B Common Stock to which this Amendment No. 5 relates into Class A Common Stock). Each share of Class B Common Stock is entitled to ten votes per share, other than on matters subject to a single class vote. Accordingly, the 28,682,948 shares of Class B Common Stock and 69,157 shares of Class A Common Stock beneficially owned by the Reporting Person represent approximately 81.0% of the Issuer’s total voting power.

The number of shares reported herein as beneficially owned by the Reporting Person excludes 566,670 shares of Class B Common Stock and 100 shares of Class A Common Stock owned by his wife, Linda E. McMahon, and the Reporting Person disclaims beneficial ownership of those shares. It also excludes 51,902 Restricted Stock Units granted to the Reporting Person. These Restricted Stock Units remain subject to service-based vesting and the Reporting Person does not have voting or dispositive power or the ability to acquire such power within the next 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Amendment No. 3 is hereby amended to include the following at the end thereof:

The information in Item 4 with respect to the Stockholder Agreement is hereby incorporated herein by reference into this Item 6 of Amendment No. 5.

The Reporting Person entered into an employment agreement with the Issuer, effective as of March 29, 2023 (the “McMahon Employment Agreement”), pursuant to which, retroactive to January 9, 2023 (the date the Reporting Person was appointed Executive Chairman of the Issuer), he will continue to serve as Executive Chairman for a term of two (2) years from his start date of January 9, 2023, subject to automatic extension for additional one-year terms thereafter unless either the Issuer or the Reporting Person provides at least 180 days’ notice of non-renewal. The McMahon Employment Agreement provides that the Reporting Person will receive (i) an annual base salary of $1.2 million, (ii) an annual target bonus opportunity (as a percentage of annual base salary) of 175% and (iii) an annual equity grant date target value set at $4.3 million, subject to performance metrics and vesting periods (as determined by the Issuer’s Compensation & Human Capital Committee (the “Committee”)). In the event the Issuer terminates the Reporting Person’s employment without “cause” (as defined in McMahon Employment Agreement) or the Reporting Person terminates his employment for “good reason” (as defined in the McMahon Employment Agreement), the Reporting Person will be eligible to receive as severance (a) base salary continuation through the end of the term (or, if longer, for one year), (b) a prorated portion of the annual bonus based on target performance for the year in which the termination occurs and (c) health and welfare continuation through the end of the term in accordance with the Issuer’s severance policy. In the event such a termination occurs within the two (2)-year period following a “change in control” (as defined in the McMahon Employment Agreement), the Reporting Person will instead be eligible to receive (1) a lump sum cash payment equal to two times the Reporting Person’s then-current base salary, (2) a lump sum cash payment equal to two times the Reporting Person’s annual bonus based on target performance, (3) a prorated portion of the annual bonus based on target performance for the year in which the termination occurs, (4) full accelerated vesting of the Reporting Person’s unvested equity awards (with the payout of performance-based awards determined based on target-level achievement) and (5) health and welfare continuation for the twenty-four month period following the termination.

As disclosed in the Issuer’s annual proxy statements, the annual target bonus opportunity is a target opportunity only and the actual bonus paid may be above or below such amount based on, among other factors, the Issuer’s performance taking into account performance metrics established by the Committee. For annual equity grants, the Issuer’s current practice is to value grants at an average of the closing price of the Class A Common Stock on the New York Stock Exchange over the thirty trading days immediately preceding the grant date; however, the 2023 grants for the Reporting Person are instead valued over the thirty trading days immediately preceding February 7, 2023 (the date on which 2023 annual equity awards were granted to the Issuer’s other named executive officers).

The foregoing description of the McMahon Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the McMahon Employment Agreement, a copy of which is attached as Exhibit 3 hereto and incorporated herein by reference. Further information about the Issuer’s executive compensation plans and programs, including the incentive plan, is included in the Issuer’s proxy statements.

Item 7. Material to be Filed as Exhibits.

The following is filed herewith as an exhibit to this Amendment No. 5:

(1)

Transaction Agreement, dated April 2, 2023, by and among Endeavor Group Holdings, Inc., Endeavor Operating Company, LLC, Zuffa Parent, LLC, World Wrestling Entertainment, Inc., New Whale Inc., and Whale Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 3, 2023).

(2)

Stockholders Agreement, dated April 2, 2023, by and between Endeavor Group Holdings, Inc. and Vincent K. McMahon (incorporated by reference to Exhibit 10.1 to EDR’s Current Report on Form 8-K filed with the SEC on April 3, 2023).

(3)	Employment Agreement with the Reporting Person, dated March 29, 2023 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 30, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 4, 2023

/s/ Vincent K. McMahon
Name: Vincent K. McMahon

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